

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 18, 2008

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #800 – 850 West Hastings Street
Vancouver, BC, Canada   V6C 1E1

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **File No. 000-18860**

Dear Mr. Yee:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant